Exhibit 99.1

Virax Biolabs Announces Agreement with Tebubio to Expand Distribution of ImmuneSelect Across the European Union, Norway, and Switzerland

LONDON, December 10, 2024 /PRNewswire/ -- Virax Biolabs Group Limited (NASDAQ: VRAX) ("Virax" or the "Company"), an innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases, today announced that it has entered into a non-exclusive distribution agreement with French company to expand the distribution of its ImmuneSelect Research Use portfolio into countries in the European Union, as well as in Norway and Switzerland.

“We are honored to announce this agreement with Tebubio, who will prove to be instrumental in increasing the accessibility of ImmuneSelect for life science institutions across a crucial market such as Europe,” said James Foster, CEO of Virax Biolabs. “This agreement further strengthens our ongoing efforts to advance immune profiling technology and supports a growing need for comprehensive insights into immune health status through ImmuneSelect.”

"This collaboration with Virax holds a great significance for our company as it demonstrates our commitment to innovative diagnostic tools such as ImmuneSelect," said Romain Cordonnier-Goulay, CSO of Tebubio. "Our strong distribution networks and relations across Europe will help ImmuneSelect become more accessible to customers to help with their research needs.”

About ImmuneSelect

ImmuneSelect is the Company's portfolio of research products dedicated to investigating adaptive immunity. Products within the ImmuneSelect brand are for research and investigational use only and are not intended to be used as a diagnostics tool. The ImmuneSelect portfolio includes peptide pools covering epitopes from pathogens, optimized for the stimulation of T cells. The initial offerings include pools for SARS-CoV-2, SARS-CoV-2 MHC-1 ("CD8"), Lyme Disease, Cytomegalovirus ("CMV"), Respiratory Syncytial Virus ("RSV") and Epstein-Barr Virus ("EBV"), which continue to be regularly expanded. ImmuneSelect's Recombinant Antibodies target cytokines and biomarkers, and they are available in different versions unconjugated to be tested on a range of applications including Flow Cytometry, ELISA and ELISpot/Fluorospot. ImmuneSelect is affordable, easy to use, and is compatible with most standard laboratory equipment.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is currently developing T-Cell-based test technologies with the intention of providing an immunology profiling platform. T-Cell testing can be particularly effective in the diagnosis and therapeutics of post-viral syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

About Tebubio

We facilitate Life Sciences Research every day, contributing to advance Science for a brighter future. Through our Tebubio local offices located across Europe, we support Life Sciences and Biotechnology Researchers with a unique, holistic range of solutions to advance their projects faster. With Tebubio, concentrate your efforts and accelerate what’s most important to you: Your Research.

For more information, please visit

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